[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

January 11, 2006

Via EDGAR Transmission (with hard copy via courier)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief
Anne Nguyen, Special Counsel

Re:	Serena Software, Inc.
Rule 13E-3 Transaction Statement on Schedule 13E-3
Filed December 1, 2005
File No. 5-58055

Preliminary Proxy Statement on Schedule 14A

Filed December 1, 2005

File No. 0-25285

Ladies and Gentlemen:

On behalf of Serena Software, Inc. (“Serena” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated December 28, 2005 with respect to the above-referenced filings. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in the amended Preliminary Proxy Statement filed concurrently with the submission of this letter.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of Spyglass Merger Corp., Silver Lake Partners II, L.P., Douglas D. Troxel, Mark D. Woodward, Robert I. Pender, Jr. or Morgan Stanley & Co. Incorporated, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, Serena is filing via EDGAR an amended Preliminary Proxy Statement (File No. 0-25285) (the “Proxy Statement”) and Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-58055) (the “Schedule 13E-3”). The Proxy Statement and Schedule 13E-3 have been amended in response to the Staff’s comments.

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For your convenience, we have enclosed four (4) marked copies of the Proxy Statement and the Schedule 13E-3 with the couriered copy of this letter.

General

1. In a November 28, 2005 article published by Thomson Media Inc., it was reported that Serena’s CEO, Mark Woodward, said that Serena will be growing its services business more aggressively and already has a few purchase targets in mind. Please elaborate on these future plans. Please disclose the nature of Serena’s “aggressive” growth plans and whether Serena presently has any plans, proposals or arrangements regarding future acquisitions. Refer to Item 1006(c)(l) and (c)(2) of Regulation M-A.

The sentence in the November 28, 2005 “Buyouts” article referenced by the Staff in Comment No. 1 linked two separate, unrelated concepts: the growth of the Company’s professional services revenue and potential future acquisitions. The Company derives revenue from software licenses, maintenance, and professional services. As disclosed in its filings with the Commission, in recent periods, revenue derived from professional services represented 10%-13% of total revenue. Company management has determined to focus more heavily on the Company’s professional services business with the goal that in future periods its professional services revenue will increase as a percentage of total revenue. This expected growth, however, is not expected to constitute a material change in the Company’s business pursuant to Item 1006(c)(5), nor is it linked to any future potential acquisitions as the relevant language from the “Buyout” article implies.

The Company has been involved in numerous acquisition transactions in the past, including the 2004 acquisition of Merant plc that doubled the size of the Company’s business, and regularly evaluates and is involved in discussions regarding other potential acquisitions. The Company is currently negotiating the possible acquisition of a private company for less than $5 million in cash. The Company believes that a definitive agreement relating to that transaction may be executed prior to the consummation of the merger. Prior to the signing of the merger agreement with Spyglass Merger Corp., the Company was involved in preliminary discussions relating to the possible acquisition of a second private company for between $15 million to $20 million in cash, but suspended those discussions prior to the execution of the definitive agreement relating to the merger. The Company believes that it may resume discussions with the second company following the consummation of the merger. Except for the foregoing, the Company’s management is not currently involved in discussions concerning, or have any specific plans, proposals or arrangements regarding, any future acquisitions. The Company believes that these potential transactions are both immaterial to the Company’s business and the decision of its stockholders to approve the merger and that disclosures of these matters could harm the Company in its negotiations. Neither of these transactions, if completed, would constitute an extraordinary transaction involving the Company or any of its subsidiaries pursuant to Item 1006(c)(1) of

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Regulation M-A, nor would they constitute, either individually or in the aggregate, the purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries pursuant to Item 1006(c)(2) of Regulation M-A. Accordingly, these transactions are not disclosed in the Proxy Statement.

2. In the same November 28, 2005 article, Mr. Woodward discusses a 4.6X revenue multiple. Please tell us how this revenue multiple was determined, discuss whether the company or special committee considered this multiple in its determination to recommend approval of the merger, and provide appropriate disclosure in the proxy statement.

Mr. Woodward gave a number of interviews following the announcement of the signing of the definitive agreement relating to the merger, several of which included a discussion of revenue multiples. To his best recollection, the trailing revenue multiple discussed by Mr. Woodward in these interviews was 4.4x, which is consistent with the disclosure on page 37 of the Proxy Statement. Mr. Woodward does not recall discussing a 4.6x revenue multiple with the reporter of the “Buyouts” article, or any other reporters, and believes that he may have been misquoted. The Company notes that the 4.4x multiple disclosed in the Proxy Statement is the correct multiple and was the multiple presented to the special committee and the board of directors of the Company.

Schedule 13E-3

3. You disclose that members of Serena’s senior management have the opportunity to subscribe for equity interests in the surviving entity and remain with the company. You also disclose that most of the current executive officers of Serena will continue as executive officers of the surviving corporation. Finally, you have incorporated by reference information regarding the executive officers and directors of Spyglass Merger Corp. from the Schedule 14A into Item 3 of the Schedule 13E-3 (Identity and Background of Filing Persons). It appears that, in addition to Mr. Troxel, the other members of management should be named as filing persons on the cover page of the Schedule 13E-3. Refer to Section II. D. 3. of our Current Issues Outline dated November 14, 2000, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction. Please advise or revise.

While the Company does not concede that Messrs. Woodward and Pender meet the criteria to be named as filing persons in the Schedule 13E-3, the Schedule 13E-3 has been revised to include Messrs. Woodward and Pender as filing persons.

For the reasons described below, the Company does not believe that any of the executive officers of the Company who are expected to acquire or retain an equity interest in Serena following the merger, other than Messrs. Troxel, Woodward and Pender, (the “Other Executive Officers”) are “engaged” in the transaction nor do any of them have any “control” with respect to the Company such that they should be considered as filing persons of the Schedule 13E-3. In reaching

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the conclusion that none of the Other Executive Officers should be included as filing persons of the Schedule 13E-3, the Company has considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.3 of the Commission’s Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2000), as updated (the “CIRP”), which indicates that the additional disclosure obligations of Schedule 13E-3 are generally required where the sale of a business is being made, in substance and effect, to an affiliate of the issuer and when such affiliate of the issuer will be in control of the issuer’s business both before and after the consummation of the transaction.

The Company notes the Staff’s statement in the CIRP that “an important aspect of the Staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company.” The Staff has also indicated that there may be other important aspects of a transaction such as increases in a manager’s or executive officer’s compensation or favorable modifications to such manager’s or executive officer’s employment or other executive agreements. The Company believes that the facts and circumstances described below clearly demonstrate the inapplicability of Rule 13e-3 to the Other Executive Officers as individuals.

As of December 31, 2005, assuming exercise in full of all of their outstanding stock options, whether or not currently vested, the Other Executive Officers, in the aggregate, currently hold less than 1% of the outstanding common stock of the Company. None of these Other Executive Officers serves on the board of directors of the Company. The Company does not believe that the Other Executive Officers should be considered “control persons” of the Company today in light of their small ownership stake in the Company.

With respect to the merger itself, the substantive decision-making control over the Company and its pursuit of the transaction was vested in the special committee of the Company’s board of directors. None of the Other Executive Officers participated in the negotiations of the terms of the merger agreement nor did they have input on the structure of the transactions. Rather, the negotiations regarding the terms and structure of the transactions were primarily conducted by the special committee, with the assistance of its financial and legal advisors. The Other Executive Officers had no role in such negotiations and only provided support and financial and operational information during the due diligence process.

While the Company expects that some of the Other Executive Officers will be offered the opportunity to hold equity in the surviving corporation and will be employed by the surviving corporation, as of the date hereof, none of the Other Executive Officers has committed to retain any of their equity interests in the Company following the merger. In addition, the Company does not

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expect any of the Other Executive Officers to enter into new employment arrangements with the surviving corporation following the merger, nor does it expect that any of the Other Executive Officers will be granted increases in base salary or other non-equity compensation as a result of the merger.

After consummation of the transaction, the Other Executive Officers will not control the Company. Rather, the Company will at that time be controlled by the Silver Lake investors, which will collectively own a majority of the outstanding shares of common stock of the surviving corporation and, as a result of the share of preferred stock to be issued to them, will control the outcome of any matters considered by the Company’s board of directors regardless of the number of directors they appoint to the board (see “Other Agreements – Stockholders Agreement – Board of Directors”). In addition, while it is expected that the Other Executive Officers will receive grants of stock options following the merger and will be provided the opportunity to retain some or all of their current options to acquire Serena common stock and to acquire shares of Serena common stock following the merger, even assuming each of the Other Executive Officers participates to the maximum extent in such opportunities, none will own more than 1% of the common stock of the surviving corporation on a fully diluted basis. In addition, a significant portion of these interests of the Other Executive Officers would be in the form of new options to acquire common stock of the surviving corporation that are subject to time and/or performance-based vesting requirements (see “Other Agreements – Management Agreements – Equity Terms”). None of the Other Executive Officers is currently a member of the Company’s board of directors or will be a member of the board of directors of the surviving corporation.

Accordingly, the Company believes naming any of the Other Executive Officers as filing persons of the Schedule 13E-3 is not required. Finally, the Company notes that in light of the fact that the Other Executive Officers are executive officers of a filing person (namely the Company), disclosure regarding their current security ownership in the Company and the Company’s current expectations regarding their interests in the surviving corporation is already fully disclosed in the preliminary Proxy Statement and the Schedule 13E-3. Because the terms of their expected equity investment in the surviving corporation have not yet been definitively determined, more definitive disclosure with respect to these arrangements is not possible. Accordingly, naming the Other Executive Officers as filing persons of the Schedule 13E-3 would not substantially impact the quality of the disclosure to the Company’s unaffiliated stockholders and would be inconsistent with the Staff’s position on this subject.

4. Please provide us with an analysis as to whether you also are required to name as filing persons each general partner of Silver Lake Partners. See Section II. D. 3. of our Current Issues Outline dated November 14, 2000 and General Instruction C. to Schedule 13E-3. If you are required to name these persons, please tell us whether you have complied with these requirements or provide the required disclosure.

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Silver Lake Partners II, L.P. (“SLP II”) has been added as a filing person with respect to the Schedule 13E-3, and the Proxy Statement has been updated to provide the requisite disclosure regarding SLP II. The Company respectfully notes that Spyglass Merger Corp. (“Spyglass”) is a corporation that was formed by SLP II for the purpose of effecting the transaction with the Company and that SLP II currently is the sole stockholder of Spyglass and will own a majority of the outstanding common stock of the Company following the merger. Silver Lake Technology Associates II, L.L.C. (“SLTA II”) is the sole general partner of SLP II. Pursuant to Instruction C to Schedule 13E-3, the Company has revised the Proxy Statement to include the requisite disclosure with respect to SLTA II and its managing members.

Section II.D.3 in the CIRP provides that the “intermediate or ultimate parent” of an acquisition vehicle will be treated as a separate, affiliated purchaser with separate filing obligations. The Company does not believe that SLTA II is required to be a filer of the Schedule 13E-3. The general partnership interest of SLTA II in SLP II represents only approximately 2% of the aggregate partnership interests of SLP II. As a result of the minimal ownership interest in SLP II held by SLTA II, the Company believes that SLTA II is not a “parent” of Spyglass and, thus, is not required to be a filing person with respect to the Schedule 13E-3. The Company further respectfully advises the Staff that it believes the existence of paragraph (ii) of Instruction C supports the conclusion that status as a general partner of a filing person does not in and of itself require such general partner to be a filing person. If status as a general partner of a filing person required such general partner also to be a filing person, then paragraph (ii) of Instruction C would not be necessary as such general partner, as a filing person, would already be subject to all the disclosure requirements otherwise set forth in paragraph (ii) of Instruction C.

5. Note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3. For example, we note that only Serena, Mr. Troxel, and Spyglass Merger Corp. have made fairness determinations. As another example, you have only described the effects of the transaction on Mr. Troxel’s interest in the net book value and net earnings of Serena pursuant to Instruction 3 to Item 1013 of Regulation M-A. Please advise or revise.

The Proxy Statement has been revised as requested. Please see pages 2, 39-43, 70, 103 and 106.

6. In light of the fact that you may add significant new and material information as to the additional filing persons, advise how you intend to disseminate the revised proxy statement.

To date, the Company has not undertaken a mailing to its stockholders; the only dissemination of the proxy statement filed December 1, 2005 was the filing with the Commission via EDGAR. The Proxy Statement filed concurrently with this letter will also be available via EDGAR. The Company intends that only the definitive proxy statement will be disseminated to its

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stockholders via mail delivery.

Schedule 14A

General

7. Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(l).

The Proxy Statement and the form of proxy have been revised as requested.

8. On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

The Company supplementally confirms to the Staff that the Proxy Statement will be provided to the Company’s stockholders at least 20 business days prior to the meeting date.

9. We note that according to the stated terms of this transaction, shares of Serena that are owned by any wholly owned subsidiary of Serena will remain outstanding after the merger. Please quantify the shares of Serena currently owned by any wholly owned subsidiary of Serena.

The Proxy Statement has been revised as requested. Please see page 2. We note to the Staff that the disclosure in the initial filing of the Proxy Statement incorrectly indicated that shares held by any of the wholly owned subsidiaries of the Company would remain outstanding after the merger. In fact, only shares held by wholly owned subsidiaries of the Company that are not employee benefit trusts will remain outstanding after the merger. This error has been corrected throughout the Proxy Statement.

Summary Term Sheet, page 1

10. You discuss, in this section and in other sections, the voting agreement with Mr. Troxel and the Troxel Trust and the percentage of votes represented by these parties. Please revise to disclose the remaining number and percentage of shares that must be voted in favor of the merger agreement to approve the proposal. Please also disclose your expectations with regard to company management shares, especially those shares owned by the management participants. Please disclose that the terms of the merger do not require the approval of at least a majority of your unaffiliated shareholders. See Item 1014(c) of Regulation S-K. Please also provide this disclosure in the “Required Vote” section on page 62.

The Proxy Statement has been revised as requested. Please see pages 5 and 71-72.

11. We note that Morgan Stanley and Co. Incorporated and Wilson Sonsini Goodrich & Rosati, the special committee’s financial and legal advisor, respectively, have prior and current business relationships with Silver Lake Partners. Please state whether or not the special committee retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of the negotiating the going-private transaction and/or preparing a report concerning the fairness of the transaction. See Item 1014(d) of Regulation M-A.

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The Company has revised its disclosure to indicate that the special committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the going-private transaction or preparing a report concerning the fairness of the transaction. Please see pages 3, 30 and 64.

Questions and Answers about the Merger and the Special Meeting, page 6

12. With respect to your Q&A on page 7 regarding the special committee, please disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

The Company has revised its disclosure to indicate that no limitations were placed on the authority of the special committee and that no compensation arrangements were entered into with the members of the special committee in connection with their service on the committee. Please see page 8.

13. With respect to your Q&A on page 7 regarding members of the board or management that have different interests in the merger, rather than simply providing a cross-reference to the appropriate section, please briefly describe these different interests. For example, please disclose the continuing interests of senior management in the surviving company, and disclose that most of the current executive officers of Serena will continue as executive officers of the surviving corporation, and that two board members of the surviving corporation will be designated by the Troxel Trust. Please also quantify the percentage of the surviving company that will be owned by Mr. Troxel and other directors and executive officers of Serena. Here and elsewhere in the document, please clarify the extent to which the executives who will exchange their existing interests for equity of the surviving entity will obtain shares or options in the surviving entity and to what extent their existing shares or options will be cashed out in this process. Explain when the determinations by the executives and Silver Lake be made in this respect.

The Proxy Statement has been revised as requested. Please see pages 8-10, 43-45, 47 and 54-56.

14. Please state whether, for those executive officers of Serena who will continue as executive officers of the surviving corporation, their salary, bonus and other compensation will be greater under their new employment agreement. We note that you have provided this disclosure on page 88 with respect to Messrs. Woodward and Pender.

The Proxy Statement has been revised as requested. Please see pages 8 and 54.

15. With respect to your Q&A regarding the “management participants” and your expectation that members of your current senior management will contribute a portion of their

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equity interests in Serena to Spyglass Merger Corp., please quantify the valuation at which these persons will be purchasing the Spyglass stock and whether it will be lower or higher than the $24.00 valuation offered to the unaffiliated stockholders in the going-private transaction. Indicate the amount of the contribution that will be attributable to the stock options being cancelled.

The Proxy Statement has been revised as requested. Please see pages 1-2, 9-10, 47 and 54-55. While the Company is able to quantify the valuation, as well as provide additional information with respect to the management participants’ opportunity to retain their current equity interests in the Company, the Company respectfully informs the Staff that the amounts of such retained equity interests including the number of shares of the Company’s common stock and options to acquire shares of the Company’s common stock will not be known until the management participants indicate to the Company which equity interests in the Company they desire to retain. The Company expects to receive such indications prior to completion of the merger.

16. We note your disclosure on page 9 that shareholders may vote by Internet, telephone or mail without attending the special meeting. Please describe the Internet voting procedures. See Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations dated July 1997. Provide us the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet. Finally, please advise us of the validity under applicable state law of proxies granted electronically.

The Proxy Statement has been revised as requested. Please see page 12. The Company notes that the passwords to access the website will not be available until the meeting date is set. The Company will provide the Staff with the passwords once they become available.

The Company is incorporated in Delaware and Section 212(c) of the Delaware General Corporation Law allows proxies to be granted electronically and states in relevant part, “A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission...”

Cautionary Statement Concerning Forward-Looking Information, page 13

17. You state in this section that, except as required by law, you undertake no obligation to update or publicly release any forward-looking statements in the proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to state more clearly when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed. We note your statement on

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page 104 that you will amend the Schedule 13E-3 upon the filing of various disclosure documents to the extent necessary to comply with Serena’s disclosure obligations under applicable law.

The Proxy Statement has been revised as requested. Please see page 15.

Special Factors, page 14

Background of the Merger, page 14

18. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize all the presentations made by Merrill Lynch, Morgan Stanley and any other outside parties during the course of the meetings you have described, and file any written materials, including board books, spread sheets, talking papers, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the discussions and file any written reports that Merrill Lynch provided in connection with the various meetings, such as on May 20, 2005 and June through August 2005 and that Morgan Staley provided September through November 2005.

At each of the meetings described in the “Background of the Merger” section of the Proxy Statement at which Morgan Stanley was present, Morgan Stanley discussed the same financial analyses with the special committee that were included in Morgan Stanley’s written presentation to the special committee on November 10, 2005 that is summarized under the caption “Opinion of Morgan Stanley & Co. Incorporated” and which is filed as Exhibit (c)(2) to the Schedule 13E-3, except that the November 10, 2005 presentation was updated to reflect more recent stock trading price and other data. Because each of the preliminary presentations was substantially similar to, and superseded by, the November 10, 2005 presentation, the Company respectfully submits that such preliminary presentations are not required to be summarized or filed pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

The Company did not receive any reports, opinions or appraisals from Merrill Lynch & Co. that are materially related to the going-private transaction with Silver Lake Partners.

19. You disclose that on May 20, 2005, on July 5, 2005, and at other times, the company “discussed a wide variety of strategic alternatives, including a going-private transaction.” Please briefly describe the alternatives considered and state the reasons for their rejection. See Item 1013(b) of Regulation M-A. Please also revise to clarify who first suggested the prospect of taking the company private and when this occurred.

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The Company has revised the disclosure as requested by the Staff to include additional disclosure regarding the alternatives considered, namely pursuing an acquisition of another company; maintaining the status quo as a standalone public company; seeking to fundamentally change the business model of Serena by introducing new licensing models, investing more heavily in alternate distribution channels and growing its professional services business; entering into a transaction with a strategic party; or entering into a transaction with a private equity firm to invest in Serena or take it private. The Company respectfully submits that it has previously disclosed the reasons for rejecting the first, second and fourth alternatives. For example, the reasons for not pursuing a strategic acquisition of another company are set forth in the first paragraph under “Background of the Merger.” The Company’s decision to pursue a going private transaction instead of maintaining the status quo are discussed in “Special Factors - Reasons for the Special Committee’s Recommendation” and “Purposes and Structure of the Merger.” In addition, the Company’s efforts to enter into a transaction with a strategic party are discussed in “Background of the Merger.” The Company revised its disclosure to address why it rejected the third alternative, i.e. fundamentally changing the Company’s business model. Please see pages 41-42.

The Company supplementally advises the Staff that, as discussed in the first sentence under the section “Background of the Merger,” the board of directors and management of the Company regularly evaluate the Company’s business and operations as well as the Company’s strategic direction and prospects. One of the strategic alternatives discussed from time-to-time was taking the Company private. The Company’s management does not recall when the first time this alternative was discussed. However, in the context of the present transaction, the first significant discussions involving going-private as a strategic alternative occurred in conjunction with the meeting with the Merrill Lynch representative on May 20, 2005 disclosed in the Proxy Statement.

20. You state that none of the four private equity firms that you contacted between September 9 and September 16, 2005, other than Silver Lake Partners, indicated an interest in pursuing a transaction with Serena on terms as favorable as those proposed by Silver Lake Partners, if at all. Please briefly disclose the terms proposed by Silver Lake Partners at that time. If any of the terms differed materially from the final terms of the transaction, please briefly discuss them.

The Proxy Statement has been revised as requested. Please see page 19.

21. Please revise to clarify the result of Serena’s contact with the potential financial parties and potential strategic parties in September and October 2005. Please briefly discuss the extent of the discussion with the parties, including whether they were made aware of the outstanding proposal by Silver Lake Partners, and disclose how many of these parties expressed interest in exploring a potential transaction with Serena.

The Proxy Statement has been revised as requested. Please see pages 24-25.

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Reasons for the Special Committee’s Recommendation, page 25

22. Please expand to clarify what is meant by the bullet point on page 25 relating to “investor concern over our association with mainframe computing” and to explain why this factor supported the fairness conclusion. In that regard, please revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, please discuss in better detail your association with mainframe computing, how this concern supports a conclusion of fairness by the special committee, and how becoming a private company may alleviate this concern. As another example, please explain how “estimated forecasts of [y]our future financial performance prepared by [y]our management, together with [y]our management’s view of our financial condition, results of operations, business and prospects” supported the special committee’s fairness conclusion.

The Proxy Statement has been revised as requested. Please see page 28.

23. State whether the Special Committee and each filing person made a determination that the consideration offered to unaffiliated security holders constituted fair value in relation to going concern value. Please see Instruction 2 to Item 1014 of Regulation M-A. This factor should be discussed in reasonable detail. To the extent any of the listed measures of value found in Instruction 2 to Item 1014 of Regulation M-A was not considered in the context of this transaction, or was considered but given little weight, this is an important part of the decision making process that should be explained for the benefit of security holders.

The Proxy Statement has been revised as requested. Please see pages 31 and 41. As noted on page 39 of the Proxy Statement, none of Messrs. Troxel, Woodward or Pender undertook a formal evaluation of the fairness of the merger or engaged a financial advisor for such purposes, but have adopted the analyses and conclusions of the special committee.

24. The disclosure here and throughout your document makes reference to the efforts at retaining and relying upon the fairness opinion of Morgan Stanley. Specifically, we note that “[t]he members of the special committee concluded that, subject to receipt of a fairness opinion of Morgan Stanley, the proposed transaction with Silver Lake Partners was fair to and in the best interests of Serena’s unaffiliated stockholders, and the special committee recommended the transaction to the board of directors.” See page 24. To the extent the board seeks to rely on the fairness opinion on Morgan Stanley to satisfy its obligations under Item 1014 of Regulation M-A, it must expressly adopt the analysis and conclusions of that entity.

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The Company has revised the disclosure to confirm that the special committee and the board of directors accepted the analysis and conclusion of Morgan Stanley set forth in the fairness opinion. Please see page 27.

25. We note that Morgan Stanley provided an opinion that the consideration to be paid pursuant to the merger agreement was “fair from a financial point of view to the holders of [your] common stock, other than Douglas D. Troxel.” See page 27. Clarify whether the fairness finding of Morgan Stanley addressed the fairness of the price to unaffiliated security holders. See Item 1014(a) of Regulation S-K. If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Morgan Stanley, addressed to “holders . . . other than Douglas D. Troxel,” to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

As disclosed in the Proxy Statement, Douglas D. Troxel is contributing 7,518,483 shares of Serena common stock to Spyglass Merger Corp. at a price of $20.50 per share. All of the Company’s other stockholders, including the unaffiliated stockholders, will receive $24.00 per share for their Serena common stock in the merger (other than the management participants who agree to contribute shares of Serena common stock to Spyglass Merger Corp. at a valuation of $24.00 per share). Accordingly, the fairness opinion rendered by Morgan Stanley, which speaks to all of the stockholders other than Douglas D. Troxel, addresses the fairness of the $24.00 price per share to be paid to the unaffiliated stockholders in the merger. The Proxy Statement has been revised to clarify this matter. Please see page 28.

26. In the second bullet point on page 25, you state that the special committee believed that the merger is more favorable to your unaffiliated stockholders than any other alternative reasonably available to the company and your stockholders. Please clarify whether remaining a public company was one of the “alternatives” to which this bullet point refers.

The Proxy Statement has been revised to clarify that remaining a standalone public company was one of the alternatives considered by the special committee. Please see page 28.

27. Here and in other places in the document, please delete the language concerning “arm’s length negotiations.” References to arm’s length negotiations are inappropriate in a going-private transaction. While we will not object to any conclusion that the transaction is no less favorable than one available to you with a non-affiliate, if you provide language of that type, expand to state the reasonable basis on which the statement is made.

The Proxy Statement has been revised as requested. Please see pages 28, 38 and 40.

28. Your discussion of procedural fairness should specifically address why you believe the transaction is procedurally fair in the apparent absence of the safeguard regarding unaffiliated representatives contemplated in Item 1014(d) of Regulation M-A. Please revise accordingly.

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The Proxy Statement has been revised as requested. Please see page 30.

Opinion of Morgan Stanley & Co. Incorporated, page 28

29. Please expand your summary of Morgan Stanley’s opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your summary should include, among other things, a summary of the instructions given to the advisor by the special committee regarding the preparation of its report and a summary of any limitations imposed by the special committee on the advisor in preparing its report.

The Proxy Statement has been revised as requested. Please see page 33.

30. Please revise any references to Morgan Stanley’s opinion and analyses appearing in the fairness discussions to disclose the contingent payment to Morgan Stanley of $6.5 million upon consummation of the merger.

The Proxy Statement has been revised as requested. Please see the first page of the letter to the Company’s stockholders and pages 3, 27 and 64.

31. Please eliminate the phrase from the last paragraph in bold-face text that the summary of the Morgan Stanley opinion “is qualified in its entirety” by reference to the full text of the opinion. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the discussion of the merger, the sponsor agreement, and the stockholders agreement. Please revise accordingly.

The Proxy Statement has been revised as requested. Please see pages 32, 74, 90, 91, 100 and 108.

32. Please disclose the criteria Morgan Stanley used to determine the comparable companies. For example, please disclose how the selected companies compared with Serena in terms of ratio of aggregate value, size, etc. Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, while you disclose the statistics Morgan Stanley analyzed for comparison purposes with respect to the comparable companies, it is not clear if these statistics helped determine which companies were “comparable companies,” or if these statistics were analyzed after the comparable companies were already identified.

The Proxy Statement has been revised as requested. Please see page 34.

33. Similarly, with respect to the selection of the precedent transactions, please disclose the criteria Morgan Stanley used to determine the precedent transactions to be used for analysis.

Securities and Exchange Commission

For example, please disclose whether the precedent transactions chosen were going-private transactions or involved leveraged buyouts. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

The Proxy Statement has been revised as requested. Please see page 36.

34. We note your disclosure regarding the various valuation procedures that Morgan Stanley used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the discounted equity value and transaction comps analysis, explain the intermediary step of how Morgan Stanley calculated the implied per share value of common stock from forward price to earnings and transaction multiples. In the leveraged buyout analysis, please explain why particular exit multiples were chosen, as well as why particular desired internal rates of return were used. Please note that these examples are not intended to be an exhaustive list of the enhanced disclosure that should be provided.

The Proxy Statement has been revised as requested. Please see pages 35-37.

Purposes and Structure of the Merger, page 37

35. You disclose that the purpose of the merger is for the Serena stockholders to immediately realize the value of their investment in Serena. Also balance this statement by discussing the purpose and motivations of the affiliated purchasers in effectuating the transaction. Please expand this section to disclose the reason that you have chosen to pursue the merger and going-private transaction at this time. See Item 1013(c) of Regulation S-K. In your discussion, please disclose the trading price and trading volume of the Serena common stock as of a recent date.

The Proxy Statement has been revised as requested. Please see page 42.

Certain Effects of the Merger, page 38

36. We observe, from Note 7 to the financial statements in the Form 10-K for the fiscal year ended January 31, 2005, that you have U.S. federal and state net operating loss carryforwards of approximately $45.4 million and U.S. federal credit carryforwards of approximately $4.0 million. Please disclose, if true, that the surviving company will be able to utilize the net operating loss carryforward and credit carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

The Proxy Statement has been revised as requested. Please see page 59.

37. Please revise to discuss that the company will no longer be subject to the provisions

Securities and Exchange Commission

of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy and completeness of the financial statements or other information relating to the company.

The Proxy Statement has been revised as requested. Please see pages 2-3 and 44.

Interests of the Company’s Directors and Executive Officers in the Merger, page 47

38. Please disclose the expected ownership of each of your officers and directors in the surviving company, in the event they intend to make the maximum anticipated equity investments in the surviving company.

The Proxy Statement has been revised as requested. Please see pages 54-56.

The Special Meeting, page 62

Proxy Solicitation; Expenses of Proxy Solicitation, page 63

39. We note that you intend to supplement your solicitation of proxies personally and by telephone, facsimile, Internet or other electronic means of communication by directors, officers or other employees of the company. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies personally and by telephone, facsimile, Internet or other electronic means of communication under the cover of Schedule 14A.

The Company confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies personally and by telephone, facsimile, Internet or other electronic means of communication, under the cover of Schedule 14A.

The Merger Agreement (Proposal No. l), page 65

Financing, page 72

40. Identify the “certain executive officers” who will contribute equity securities and/or options to acquire equity securities of the surviving company. State the number of options to be contributed and describe the basis on which the options will be exchanged for the new equity interests. Also, provide corresponding information on an aggregated basis with respect to the “certain other employees” who will receive equity interests in the surviving entity.

The Proxy Statement has been revised as requested. Please see pages 47 and 54-56. The amounts of retained equity interests, including the number of shares of the Company’s common stock and options to acquire the Company’s common stock, will not be known until the

Securities and Exchange Commission

management participants indicate which equity interests in the Company they desire to retain. Such indications have not yet been received and are not expected to be received until after the proxy statement has been mailed to the Company’s stockholders. The Company further respectfully advises the Staff that the financing covenant contained in the merger agreement, which is summarized on page 81, solely addresses the contemplated debt commitment letter and the contemplated equity financing to be provided by the Silver Lake investors and the Troxel Trust. In response to the Staff’s comment, however, the disclosure on pages 75 and 81 has been revised to direct the reader to the disclosures in the “Special Factors—Financing of the Merger” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” sections of the Proxy Statement, which sections provide disclosure regarding the investment opportunity being made available to the management participants.

41. Please confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.

The Company confirms to the Staff that when the financing is complete, the Company will file the relevant loan agreement as an exhibit to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.

Selected Historical Consolidated Financial Data, page 91

42. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3 and Q&A 7 in Section 1.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical instruction in the context of a tender offer). Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the proxy statement, including, but not limited to book value per share, and income per common share and net income per common share separately, as required by Item 1010(c)(5) and Items 1010(c)(2) and (3), respectively. We note your references to book value per share in other locations of the document.

The Proxy Statement has been revised as requested. Please see pages 100-101.

Incorporation By Reference, page 104

43. We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement and before the special meeting and will amend the Schedule 13E-3 upon the filing of such documents to the extent necessary to

Securities and Exchange Commission

comply with your disclosure obligations under applicable law. Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

The Proxy Statement has been revised as requested. Please see page 113.

The Company confirms its understanding that if the Company wishes to incorporate by reference future filings, it must amend the Proxy Statement and the Schedule 13E-3, as applicable, to specifically name such future filings.

Proxy Card

44. Please clearly mark your proxy card. “Preliminary Copy” as required by Rule 14a-6(e)(l).

The proxy card has been revised as requested.

45. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise your proxy card accordingly.

The proxy card has been revised as requested.

*        *        *

Each of the Company, Spyglass Merger Corp., Silver Lake Partners II, L.P., Douglas D. Troxel, Mark E. Woodward and Robert I. Pender, Jr. (collectively, the “Filing Persons”), have acknowledged to Wilson Sonsini Goodrich & Rosati, Professional Corporation, that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in each filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either filing; and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Securities and Exchange Commission

Please direct any questions or comments regarding these filings to the undersigned at (650) 320-4651 or to Todd Cleary at (650) 849-3421.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ John A. Fore

John A. Fore

cc:	Larry Sonsini, Esq.

Todd Cleary, Esq.

Richard Capelouto, Esq.

Stewart L. McDowell, Esq.